File No. 82-173

02055639

28 October 2002

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
U.S.A.

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Required	By Whom Required
First Quarter Production Report 2002/03 for three months to 30 September 2002 for M.I.M. Holdings Limited	Stock Exchanges

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

Marian Gibney
Secretary and General Counsel

encl

dlw 11/4

M.I.M. Holdings Limited
ABN 69 009 814 019

Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000
GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (07) 3833 8000 *Facsimile (07) 3832 2426* *Website www.mim.com.au*

Information Release

28 October 2002

FIRST QUARTER PRODUCTION REPORT 2002/03 FOR 3 MONTHS TO 30 SEPTEMBER 2002

- Group copper in concentrate production increased due to record output from Ernest Henry
  - Up 2% on comparable ownership basis
  - Up 20% taking into account increased ownership of Ernest Henry
  - Mount Isa smelter copper anode production down largely due to high Air Quality Control down time
- Group product coal output was 3% lower
  - NCA production increased
  - As foreshadowed, Oaky Creek production was lower due to reduced cutting rates at Oaky No 1 and a planned longwall move at the Oaky North mine
- Mine output of zinc in concentrate was 8% lower
  - Interrupted at Mount Isa by the trial processing of higher value copper ore through the lead-zinc concentrator and by hoisting delays
  - Scheduled lower grades at McArthur River partly compensated by a higher throughput rate

Projects

- Rolleston thermal coal project - shipping of sample pit coal for customer combustion trials commenced
- Mount Isa copper study - intensive open pit drilling programme progressed
- At Ernest Henry, very encouraging results were received from the first two holes of an 11 hole programme aimed at extending the reserves
- Albion Process pilot plant - production of SHG zinc metal from McArthur River concentrate achieved

M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (+61 7) 3833 8000 Facsimile (+61 7) 3832 2426 Website www.mim.com.au

Production summaries by operation

Copper, copper-gold

Mount Isa

Copper in concentrate output was marginally lower than for the previous September quarter. As foreshadowed in the recently announced copper growth strategy for Mount Isa, nearly 84 kt of stockpiled RHF slag was processed through the copper concentrator during the quarter and approximately 89kt of run of mine copper ore was successfully treated utilising spare lead-zinc concentrator capacity.

Smelter production of copper anode was 11% lower than for the previous September quarter. Smelter performance was adversely impacted by production interruptions resulting largely from high air quality control down time (AQC) during periods when the acid plant was shutdown. Refined copper output was limited by a shortage of anode from Mount Isa, caused by the limited smelter output for the quarter combined with the flow-on effect of the June quarter smelter fire.

Decoupling of the ISASMELT vessel from the copper converters, an initiative to allow a more continuous smelting operation and ultimately increase production, resulted in the stockpiling of 5370 tonnes of ISASMELT copper matte during the quarter. The batch process nature of converting had previously been a constraint on the ISASMELT operation. The matte, which contains approximately 60% copper, will be processed through the converters during the December quarter.

Ernest Henry

Increased copper recovery combined with a higher copper grade of ore processed lifted copper in concentrate to the highest level achieved by the operation and 28% above the previous September quarter. Higher copper and gold grades (up 25% and 36% respectively) reflected a change of mining location within the pit. Gold recovery was consistent with the processing of predominantly primary ore.

In addition to the increased production, MIM's share of Ernest Henry copper increased from early July following exercise of the option over the 49% share of the joint venture that the company did not own. For comparative purposes the above comments assume 100% data for each reporting period.

Alumbrera (MIM 50%)

Strong mine and mill performances continued.

Higher throughput late in the quarter and increased metal recoveries for both copper and gold partly offset a scheduled decline in ore grades. Production of copper concentrate declined 4% compared with the previous September quarter. Copper contained in concentrate and gold in concentrate and doré were 5% and 7% lower respectively.

Commissioning of the mill expansion and pebble crushing circuit, which is aimed at offsetting the impact of scheduled lower copper grades, was completed during the latter part of the quarter. The expansion, which was completed for US$29 million (100%) against a budget cost of US$36 million, has lifted the annual throughput capacity by approximately 25% to 37 million tonnes.

Coal

Oaky Creek (MIM 75%)

As foreshadowed in the June quarter production summary, product coal output was constrained by a shortage of run of mine (ROM) coal stocks from the underground mines which resulted from reduced cutting rates at Oaky No 1 and a planned longwall move at Oaky North. Increased production from the open cut limited the impact. The longwall move at Oaky North was completed in a record 16.5 days.

While product coal output for the quarter was 16% lower than for the record previous September quarter, the target output for the year ending 30 June 2003 remains at between last year's 9 million tonnes and 10 million tonnes.

Newlands-Collinsville-Abbot Point (MIM 75%)

Product coal output continued at a high level at both Newlands and Collinsville. Total output was 7% higher than for the previous September quarter.

At Newlands, processing of ROM coal stocks and increased open cut production allowed washplant throughput to be maintained during a planned longwall move.

Lead-Zinc

Mount Isa

Lead-silver bullion and zinc concentrate output were lower than for the previous September quarter reflecting the lower mill throughput rate and a lower average lead grade of ore processed partly offset by improved metal recovery rates. Ore supply from Mount Isa lead mine was limited by unplanned maintenance interruptions to hoisting and during the processing trials for copper ore through the lead zinc concentrator which required use of shared infrastructure. Mining continued with ore stockpiled underground. George Fisher output increased ahead of the June quarter rate but remained below that for the previous September quarter as a revised mine plan was implemented following the June quarter secondary stope hanging wall failures.

At **Northfleet**, total refined lead output was marginally ahead of that for the previous September quarter.

McArthur River (MIM 75%)

Consistently high levels of mine output and mill throughput were achieved although concentrate output was 6% lower than for the previous September quarter largely due to lower ore grades. The mill throughput rate was 6% higher than for the previous September quarter, despite a planned mill maintenance shutdown, partly compensating for the 11% reduction in zinc grade as a higher proportion of ore was sourced from the lower grade 3 and 4 orebodies. Zinc recovery rate to concentrate was sustained above 80%.

Zinc Smelters

At **Avonmouth**, Refined zinc output was marginally higher than for the previous September quarter.

At **Duisburg**, refined zinc output was significantly higher than for the previous September quarter which had been limited by an unplanned smelter shutdown.

Gold

Ravenswood

Sarsfield Project:

Gold production increased for the September quarter due to access to additional plant capacity and progressive commissioning of the crushing and beneficiation plant and mill expansion. Optimisation of the plants was in progress at the end of the quarter with modifications to the leach circuit planned during the December quarter. The lower gold recovery rate was due to treatment of higher than expected tonnages of unbeneficiated low-grade ore processed in periods when the joint venture partner did not use its plant capacity allocation.

Projects

Mount Isa copper study

Plans to expand copper production at Mount Isa progressed with an intensive programme of drilling aimed at increasing and further defining Mineral Resources for the proposed Open Pit. This work is forming the basis of the Open Pit feasibility study with the aim of commencing the Open Pit within two years. A total of 5561 metres was drilled during the quarter. The drilling rate is scheduled to more than double for the December quarter as the programme is accelerated.

Ernest Henry mine extension

Latest drilling results at Ernest Henry indicate good prospects of significant Ore Reserve and mine life extension. The average copper and gold grades of intersections are significantly higher than current Ernest Henry Ore Reserve grades. Details of intersections from the first 2 holes of a planned eleven hole programme using a 0.3% copper cut off were:

Drill Hole	From (metres)	To (metres)	Intersection (metres)	Copper (%)	Gold (g/t)
EH540 *	694	798	104	1.69	0.81
EH542 **	708	838	130	1.57	0.83

*Includes 24m @2.0% copper and 0.90g/t gold from 736m
**Includes 34m @2.0% copper and 1.03g/t gold from 790m

The current drilling programme follows the results of initial drilling reported in the March quarter 2002 production summary. The programme seeks to convert the down dip extensions of copper-gold mineralisation into Mineral Resources and is targeted for completion by the end of the December quarter.

Rolleston Project

Following the successful completion of Stage 1 of the Rolleston Project feasibility study, the project progressed to Stage 2, which includes development of a sample pit to provide approximately 200,000 tonnes of coal for customer combustion trials.

Development of the sample pit progressed during the quarter with approximately 60% of overburden removal completed. The first coal was mined in late September and railed to Gladstone port in early October for shipping to customers.

Albion Process pilot plant for on-site zinc metal production

Production of zinc cathode from McArthur River mine bulk concentrates using MIM's fine grinding/atmospheric leach Albion Process technology was achieved during the quarter. The pilot plant is producing SHG zinc from processing approximately half-tonne per day of concentrate and work is progressing on optimisation and flow sheet design.

Exploration

MIM continued an active exploration programme for copper, copper-gold, gold and coal both near the Group's existing mines and in other regions of Australia and internationally.

Expenditure on exploration and resource definition during the quarter was $12.7 million and included $7.6 million for coal exploration and reserve extension.

In Australia, a total of 5324 metres of drilling was completed on metalliferous exploration projects. 93 kms of ground geophysical surveys were completed.

- Mount Isa Mining Lease, Queensland: Two drill holes >1400m, approximately two and three kilometres north of the Enterprise Mine were completed. Drilling confirmed that the basement contact, the structural position of Mount Isa's copper orebodies, was at much shallower depth than previously interpreted, increasing the prospectivity of this area within mineable depths. Geophysical surveying has indicated the presence of a significant prospective off-hole conductor. Deflections off the original holes are in progress to sample the prospective unit.
- South Australia: MIMDAS surveying on joint ventured ground has started with the aim of delineating Olympic Dam style targets in this highly prospective terrain.
- Copper Hill, New South Wales: A detailed MIMDAS survey delineated several strongly chargeable responses at depth to the south east of the main Copper Hill mineralisation. Drilling to test these anomalies intersected only broad zones of low-grade mineralisation. Evaluation is continuing.

Coal:

- Bowen Basin, Queensland: A programme of 3D seismic exploration continued at Oaky Creek with 5.1 km^2 completed.

Internationally:

Argentina:

- La Pampa: MIMDAS surveying to delineate Ernest Henry style targets continued. Drilling will re-commence during the December quarter.

Mexico:

- Cobre Grande: Geophysical surveying, mapping and sampling has defined further targets and a follow up drilling programme is planned once environmental permits are granted.

Outlook

Mount Isa copper

Copper smelter anode output is expected to increase ahead of the September quarter level. The rate of anode production will depend upon seasonal AQC conditions, which historically increase through the December quarter, and the offsetting rate of gas capture for acid production. Stockpiled copper matte will be converted to anode during the December quarter.

As a result of the AQC limited September quarter smelter production, the target copper anode output for the year ending 30 June 2003 has been reduced by 2% to 240 kt. The market for copper concentrate is currently strong and concentrate in excess of smelter requirements will be sold.

Ernest Henry

Copper concentrate production for the December quarter is expected to be lower than the high September quarter level as scheduled copper and gold grades of ore decline to more normal levels.

Alumbrera

Copper concentrate production for the December quarter is expected to be higher than for the September quarter as increased throughput rates from the expanded mill more than offset the scheduled lower copper ore grades.

Oaky Creek

Product coal output is expected to increase ahead of the September quarter rate following improved run-of-mine coal availability.

At Oaky No 1, an alternative design of shearer drum will be installed on the longwall during the December quarter aimed at significantly reducing the risk of further frictional ignition events that have to date limited the cutting rate at this operation. Trials will be conducted to determine the optimum cutting rate.

Newlands-Collinsville-Abbot Point

Strong production performances are expected to continue.

Mount Isa lead-zinc

Production of lead bullion and zinc concentrate is expected to increase from the September quarter level following increased ore availability as stockpiled Mount Isa lead mine ore is hoisted and George Fisher output is gradually increased.

The process of transferring Mount Isa lead mine development crews to the northern 1100/1900 copper orebody has commenced as part of the margin focussed Mount Isa copper growth strategy. Output from the lead mine will continue at a rate of approximately 1.3 Mt/yr as existing developed lead mine stopes are mined over an 18-month period.

At Northfleet, overall output for the December quarter is expected to be slightly lower than for the September quarter.

McArthur River

Grades of ore mined and processed are expected to increase for the December quarter, as higher grade areas of the orebody are accessed, lifting concentrate production ahead of the September quarter level.

Zinc Smelters

Avonmouth – improved production performances are expected in the December quarter.

Duisburg – consistent production performances are expected to continue.

Ravenswood

Gold output for the December quarter is expected to increase ahead of that for the September quarter as mining rates are increased, optimisation of the beneficiation plant progresses leading to higher mill feed grades through the quarter, and improvements to the leach circuit are completed as part of the mill expansion.

VP Gauci
Managing Director
28 October 2002

About MIM

MIM is an Australian-based mining and mineral processing company producing copper, coal, zinc, lead, silver and gold in Australia, UK, Germany and Argentina. The group has around 8,000 employees worldwide and in 2001/2002 generated sales revenue of $3.5 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website: www.mim.com.au

For further information:

Media:
Collin Myers
General Manager Corporate Affairs
Bus: (617) 3833 8285
Mobile: 0419 703 145

Investors:
Allan Ryan
Principal Adviser Investor Relations
Bus: (617) 3833 8295
Mobile: 0419 781 380

MIM

Note: All data shown is MIM's Share of production

			3 months to 30 Sept 2002	3 months to 30 Sept 2001
Mount Isa Copper				
Anode Copper		t	**55,797**	62,631
Copper in Other Products	[1]	t	**8,142**	18,933
Total Mount Isa Copper		t	**63,939**	81,564
Refined Copper		t	**52,443**	62,611
Gold in Refinery Slimes		oz	**34,631**	47,413
Ore Mined - 1100 O/B		t	**725,849**	863,571
Ore Mined - Enterprise		t	**680,411**	616,353
Ore Milled		t	**1,420,393**	1,543,960
Copper grade - ore		%	**3.37**	3.47
RHF Slag Milled		t	**83,843**	26,198
Copper grade - RHF Slag		%	**2.22**	2.30
Total Concentrate (from ore and RHF slag)		dmt	**191,242**	179,202
Copper in concentrate		t	**53,532**	53,940
Concentrate Recovery		%	**88.4**	92.2
Copper contained in stockpiled matte		t	**3,222**	-
Smelter Recovery		%	**92.9**	94.2
Ernest Henry Concentrate Tonnes Smelted		t	**118,493**	90,268
Ernest Henry (100% Share) [2]				
Copper in Concentrate		t	**32,063**	12,751
Gold in Concentrate		oz	**40,267**	16,239
Total Material Mined		t	**14,277,190**	8,616,345
Ore Mined		t	**2,676,506**	1,360,580
Ore Milled		t	**2,726,000**	1,384,791
Copper grade		%	**1.28**	1.02
Gold grade		g/t	**0.66**	0.49
Concentrate		dmt	**108,883**	44,270
Copper recovery		%	**92.0**	90.0
Gold recovery		%	**69.9**	74.9

MIM

Note: All data shown is MIM's Share of production

			3 months to 30 Sept 2002	3 months to 30 Sept 2001
Alumbrera (50% Share)				
Copper in Concentrate		t	**22,957**	24,043
Gold in Concentrate		oz	**74,154**	83,043
Gold in Dore		oz	**6,696**	4,070
	Total Gold	oz	**80,850**	87,113
Silver in Concentrate		oz	**105,633**	150,120
Total Material Mined		t	**14,678,164**	14,772,626
Ore Mined	[3]	t	**5,419,219**	4,943,029
Low grade ore mined		t	**1,212,123**	127,366
Ore Milled		t	**4,016,600**	3,757,597
Copper grade		%	**0.62**	0.71
Gold grade		g/t	**0.78**	0.97
Concentrate		dmt	**83,999**	87,272
Copper recovery		%	**92.2**	90.5
Gold recovery		%	**79.5**	74.6
Oaky Creek (75% Share)				
Product coal				
Coking				
- Opencut		t	**403,912**	181,808
- No 1 Underground		t	**316,242**	194,119
- North		t	**885,005**	1,162,330
- Alliance		t	**0**	372,414
	Total	t	**1,605,159**	1,910,671
Newlands-Collinsville-Abbot Point Project (NCA) (75% Share)				
Product coal				
Coking		t	**288,711**	274,781
Thermal		t	**637,836**	633,331
Thermal				
- Opencut		t	**904,633**	767,180
- Underground		t	**662,340**	657,987
	Total NCA	t	**2,493,520**	2,333,279

Note: All data shown is MIM's Share of production

		3 months to 30 Sept 2002	3 months to 30 Sept 2001
Mount Isa Lead-Zinc			
Zinc in Concentrate	t	**44,598**	48,316
Lead contained in Lead/Silver bullion	t	**31,509**	38,292
Silver in Lead/Silver bullion	oz	**2,440,945**	2,674,681
Ore Mined - Isa	t	**260,425**	325,387
Ore Mined - George Fisher	t	**480,647**	492,059
Ore Milled	t	**705,871**	824,911
Zinc grade	%	**7.63**	7.44
Lead grade	%	**4.88**	5.50
Silver grade	g/t	**114**	139
Zinc Concentrate	dmt	**86,948**	93,915
Zinc Recovery	%	**81.7**	79.2
Lead Recovery - Conc.	%	**78.8**	77.9
Lead Recovery - Smelter	%	**97.7**	97.6
Lead in Purchased Concentrate Tonnes Smelted	t	**5,615**	3,729
Silver in Purchased Concentrate Tonnes Smelted	oz	**835,677**	544,933
McArthur River (75% Share)			
Zinc in Concentrate	t	**29,308**	31,851
Lead in Concentrate	t	**6,607**	6,826
Silver in Concentrate	oz	**277,437**	289,076
Ore Mined	t	**284,237**	268,621
Ore Milled	t	**261,797**	245,828
Zinc grade	%	**13.8**	15.5
Lead grade	%	**5.9**	6.4
Concentrate	dmt	**62,337**	66,170
Zinc Recovery	%	**80.7**	81.3
Lead Recovery	%	**41.9**	42.3

Note: All data shown is MIM's Share of production

		3 months to 30 Sept 2002	3 months to 30 Sept 2001
Northfleet/Wakefield			
Mount Isa Sourced Lead	t	**38,270**	36,330
BRM - Recycled Lead (Northfleet & Wakefield Secondary)	t	**10,260**	9,671
BRM - Other Primary (MHD & BZL Lead)	t	**14,619**	16,913
Total Northfleet & Wakefield Lead	t	**63,149**	62,914
Refined Silver (Ex ISA)	oz	**2,997,927**	2,026,844
Refined Silver (Ex Other)	oz	**754,080**	1,423,729
Total Northfleet Silver	oz	**3,752,007**	3,450,573
Avonmouth			
Lead contained in Lead/Silver bullion	t	**9,951**	9,186
Refined Zinc	t	**23,863**	23,839
Duisburg			
Lead contained in Lead/Silver bullion	t	**7,049**	6,162
Refined Zinc	t	**23,839**	17,973
Ravenswood			
Gold Produced - Sarsfield Project	oz	**17,423**	12,749
Sarsfield Project			
Ore Mined	t	**1,317,368**	503,845
Ore Milled	t	**649,017**	403,215
Gold grade	g/t	**0.96**	0.97
Gold recovery	%	**89.3**	92.6

[1] Other copper comprises metal in concentrate, reverts and converter slag sold.

[2] MIM's share of production 100% from 26 June 2002. Comparatives are 51% share.

[3] Ore Mined incudes capitalised medium grade stockpile material

Prior period and cumulative data may include minor post reporting period adjustments